July 15, 2026

Yueting Jia
Chief Executive Officer
FARADAY FUTURE INTELLIGENT ELECTRIC INC.
1990 E. Grand Ave.
El Segundo, CA 90245

        Re: FARADAY FUTURE INTELLIGENT ELECTRIC INC.
            Registration Statement on Form S-3
            Filed July 10, 2026
            File No. 333-297393
Dear Yueting Jia:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing